Exhibit 99.1

Alpha Tau Submits to Japanese PMDA for Pre-Market Approval of
Alpha DaRT in Patients with Recurrent Head and Neck Cancer

Jerusalem, November 20, 2023 -- Alpha Tau Medical Ltd. ("Alpha Tau") (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, and HekaBio K.K. (“HekaBio”) a Japan-based healthcare investment, development and commercialization platform which is partnered with Alpha Tau, announced today that Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) has accepted Alpha Tau’s submission requesting shonin pre-market approval of Alpha DaRT in patients with recurrent head & neck cancer, following multiple pre-submission consultation meetings with the PMDA per common practice in Japan. This submission is based upon Alpha DaRT’s clinical trial results in Japan which exceeded the target endpoints for safety and efficacy in patients with recurrent head and neck cancer.

The head and neck cancer indication includes all solid tumor cancer types after prior radiation treatment, including squamous cell carcinoma, basal cell carcinoma, and melanoma. According to the most recent registry of the Japan Society of Head & Neck Cancer, there are more than 10,000 new cases of head and neck cancers in Japan each year. Alpha Tau and HekaBio are in advanced discussions with a number of large biopharmaceutical companies regarding a potential long-term commercial partnership in Japan for this and future indications.

Uzi Sofer, CEO of Alpha Tau, noted, “We identified Japan as an important strategic market and initiated a local clinical trial early on in our clinical development, and we are excited that this trial has not only met but exceeded its endpoints. We are working on all necessary preparations ahead of potential approval and commercialization, while continually considering other indications for initiating clinical trial investigation in Japan based on the specific patient needs there.”

Rob Claar, CEO of HekaBio, added, “I am pleased that following the successful completion of the clinical trial and collaborative consultations to date, the PMDA has accepted our submission. In light of the relatively high mortality rate and significant morbidities associated with existing treatments in head & neck cancer, we are excited about the potential to bring a new alternative to the Japanese market. We continue to work with Alpha Tau to find the best commercial partner for the Japanese market, in order to be prepared for launch as quickly as possible.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau Medical is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About HekaBio K.K.

HekaBio is a Japan-based healthcare investment, development and commercialization platform advancing a synergistic portfolio of breakthrough diagnostic and therapeutic solutions in cardiology, neurology, oncology and ophthalmology. HekaBio offers global healthcare technology innovators value-enhancing access to Japan, the world's third largest market and strategic gateway to the rest of Asia.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor and Media Contact:

Alpha Tau Medical Ltd.

IR@alphatau.com

HekaBio K.K.

Mari Tanaka, Corporate Communications

info@heka.bio